Filed by: Healthcare Realty Trust Incorporated

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Realty Trust Incorporated

Commission File No.: 001-11852

News Release

HEALTHCARE REALTY TRUST AND HEALTHCARE TRUST OF AMERICA PROVIDE UPDATE ON STRATEGIC COMBINATION

NASHVILLE, Tennessee and SCOTTSDALE, Arizona, May 2, 2022 - Healthcare Realty Trust Incorporated (NYSE:HR) (“Healthcare Realty” or “HR”) and Healthcare Trust of America, Inc. (NYSE: HTA) (“HTA”) today provided an update on their previously announced $18 billion strategic combination, creating the preeminent medical office building REIT.

Healthcare Realty and HTA have received letters of intent from, and are in advanced negotiations with, three institutional investors for a combination of joint ventures and asset sales totaling $1.7 billion at a weighted average cap rate of approximately 4.8%. Net proceeds from these transactions would be approximately $1.6 billion. The transactions may occur in separate tranches, with the initial transactions targeted to close prior to the vote on the merger by HR and HTA stockholders and the remainder to be completed on or around the closing date of the merger. These transactions are subject to execution of definitive documentation and customary closing conditions.

“We are pleased to announce an important step forward in our strategic combination with HTA. The proceeds from joint ventures and asset sales at attractive prices will be used to fund the $1.1 billion special cash dividend to HTA stockholders and also accretively fund future growth for the combined company,” stated Todd Meredith, President and Chief Executive Officer of Healthcare Realty.

In addition, Healthcare Realty and HTA have secured initial commitments for amended and restated credit facilities, including the following components:

•	a $1.5 billion revolving credit facility;

•	$1.5 billion of term loans, including $650 million of new capacity; and

•

a $1.1 billion asset sale term loan to replace the transaction bridge loan commitment and to backstop the $1.1 billion special cash dividend to HTA stockholders, if needed, depending on the timing of asset sales and joint ventures.

Other than the asset sale term loan, the amended and restated credit facilities are conditioned upon the closing of the merger. Definitive documents are expected to be executed by mid-May.

Immediately following the merger closing, Healthcare Realty expects to combine the surviving Healthcare Realty subsidiary with HTA’s existing operating partnership to maintain an UPREIT structure going forward. The UPREIT structure will align the combined company’s unsecured debt obligations in the operating partnership and provide tax efficient strategies for future acquisitions.

On May 2, 2022, Healthcare Realty and HTA filed a registration statement and preliminary joint merger proxy statement with the Securities and Exchange Commission (“SEC”). Assuming a customary SEC review timeline, the Company and HTA expect to hold separate special stockholder meetings on or about the same date in early to mid-July for stockholders of record to vote on the merger. The closing of the merger is expected to follow shortly thereafter.

On Thursday, May 5, 2022, at 11:00 a.m. Central Time, Healthcare Realty expects to hold a conference call to discuss the updates provided above along with first quarter earnings results, quarterly activities, general operations of the Company, and industry trends.

About Healthcare Realty

Healthcare Realty Trust Incorporated (NYSE: HR) is a real estate investment trust that integrates owning, managing, financing and developing income-producing real estate properties associated primarily with the delivery of outpatient healthcare services throughout the United States. As of December 31, 2021, the Company was invested in 258 real estate properties in 23 states totaling 17.9 million square feet and had an enterprise value of approximately $6.6 billion, defined as equity market capitalization plus the principal amount of debt less cash. The Company provided leasing and property management services to 14.3 million square feet nationwide.

About Healthcare Trust of America, Inc.

Healthcare Trust of America, Inc. (NYSE: HTA) is the largest dedicated owner and operator of MOBs in the United States, with assets comprising approximately 26.1 million square feet of GLA, and with $7.8 billion invested primarily in medical office buildings, as of December 31, 2021. HTA provides real estate infrastructure for the integrated delivery of healthcare services in highly-desirable locations. Investments are targeted to build critical mass in 20 to 25 leading gateway markets that generally have leading university and medical institutions, which generally translates to superior demographics, highly-educated graduates, intellectual talent and job growth. The strategic markets HTA invests in support a strong, long-term demand for quality medical office space. HTA utilizes an integrated asset management platform consisting of on-site leasing, property management, engineering and building services, and development capabilities to create complete, state of the art facilities in each market. HTA believes this drives efficiencies, strong tenant and health system relationships, and strategic partnerships that result in high levels of tenant retention, rental growth and long-term value creation. Headquartered in Scottsdale, Arizona, HTA has developed a national brand with dedicated relationships at the local level.

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. HR and HTA intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements regarding HR and HTA, include, but are not limited to, statements related to the proposed transaction, and the anticipated timing, benefits and financial and operational impact thereof; the expected financing for the transaction; other statements of management’s beliefs, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: HR’s and HTA’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of HTA and HR management from ongoing business operations; failure to realize the expected benefits of the proposed transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that HR’s and HTA’s respective businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the proposed transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of HR’s or HTA’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; changes in the dividend policy for the Company’s common stock or its ability to pay dividends; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting HR and HTA, including those described from time to time under the caption “Risk Factors” and elsewhere in HR’s and HTA’s Securities and Exchange Commission (“SEC”) filings and reports, including HR’s Annual Report on Form 10-K for the year ended December 31, 2021, HTA’s Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2021, HTA’s registration statement on Form S-4 filed with the SEC on May 2, 2022 that includes a joint proxy statement of HR and HTA, and future filings and reports by either company. Moreover, other risks and uncertainties of which HR or HTA are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by HR or HTA on their respective websites or otherwise. Neither HR nor HTA undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated February 28, 2022, by and among HR, HTA, Healthcare Trust of America Holdings, LP, and HR Acquisition 2, LLC. In connection with the proposed transaction, HTA has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of HR and HTA and that also will constitute a prospectus of HTA. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, HTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from HR at its website, www.healthcarerealty.com, or from HTA at its website, www.htareit.com. Documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: 615.269.8175, and documents filed with the SEC by HTA will be available free of charge by accessing HTA’s website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to HTA at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone 480.998.3478.

Participants in the Solicitation

HR and HTA and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common shareholders of HR and HTA in respect of the proposed transaction under the rules of the SEC. Information about HR’s directors and executive officers is available in HR’s proxy statement dated March 25, 2022, for its 2022 annual meeting of shareholders. Information about HTA’s directors and executive officers is available in HTA’s Form 10-K/A dated April 12, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from HR or HTA using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

HR Contacts	HTA Contacts

Financial Contact:	Financial Contact:

Kris Douglas, Chief Financial Officer	Robert A. Milligan, Chief Financial Officer

P: 615.269.8175	P:480.998.3478

Media Contact:	Media Contact:

Charles A. Koons / Elizabeth Volpe	Andrew Siegel / Amy Feng

Brunswick Group	Joele Frank, Wilkinson Brimmer Katcher

P: 212.333.3810	P: 212.355.4449